July 15, 2011

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington D.C. 20549

RE:	Forward Funds

File Nos. 033-48940/811-06722

Form N-1A Post Effective Amendment No. 84

Dear Sir or Madam,

Electronically transmitted for filing via EDGAR is the registration statement relating to Forward Funds (the “Trust”), a registered open-end management investment company. The registration statement filed herewith is Post-Effective Amendment No. 84 to the Trust’s registration statement on Form N-1A under the Securities Act of 1933, as amended (“1933 Act”), and Amendment No. 84 to the Trust’s registration statement on Form N-1A under the Investment Company Act of 1940, as amended (the “Amendment”).

The Amendment is being filed to add the Forward Global Credit Long/Short Fund (the “Fund”) as a new series of the Trust. The Amendment contains two Prospectuses (one applicable to Investor Class and Institutional Class shares of the Fund and one applicable to Class C and Class M shares of the Fund) and one combined Statement of Additional Information (applicable to Investor Class, Institutional Class, Class C and Class M shares of the Fund).

The Amendment is being filed pursuant to Rule 485(a)(2) under the 1933 Act, and it is proposed that the Amendment will become effective on September 30, 2011. The Trust hereby undertakes to file a post-effective amendment pursuant to Rule 485(b) under the 1933 Act on or before the effective date of the Amendment, containing: (i) required exhibits; (ii) completed disclosures; (iii) responses to any comments of the SEC Staff relating to this filing; and (iv) other non-material changes permitted by that Rule.

Please contact Erin E. Douglas at (720) 917-0602 with any questions or comments.

Sincerely,

/s/ Erin E. Douglas
Erin E. Douglas, Esq.

cc:	Mary Curran, Secretary, Forward Funds

Judy M. Rosenberg, Chief Compliance Officer and Chief Legal Officer, Forward Funds

Douglas P. Dick, Partner, Dechert LLP

Matthew Curtin, Dechert LLP

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